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April 4, 2017	Jennifer Durham King Shareholder, Co-Chair Securities & Capital Markets Group +1 312 609 7835 jking@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 3233
Office of Real Estate and Commodities
Washington, D.C. 20549
Attention: Mr. Coy Garrison
Ms. Sandra Hunter

Re:	Grant Park Futures Fund Limited Partnership
Post-Effective Amendment to Form S-1
Filed March 1, 2017
File No. 333-202279

Dear Mr. Garrison:

On behalf of Grant Park Futures Fund Limited Partnership (“Grant Park”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 24, 2017 (the “Comment Letter”) with respect to Grant Park’s Post-Effective Amendment No. 3 to its Form S‑1 Registration Statement filed on March 1, 2017 (File No. 333-202279) (the “Registration Statement”).  For the convenience of the Staff, the text of the Comment Letter has been included herein and Grant Park’s response is presented below each comment.

General
1.

We note your disclosure that you will access the net performance returns of Winton and H20’s Force 10 Program through off-exchange total return swaps with Deutsche Bank AG.  Please revise to clearly disclose the material terms of each swap transaction, including the payment terms.  Please also explain how the reference indices are constructed, including their composition and weighting, whether the composition and weighting may be adjusted, and how the return is determined.  Additionally, please explain the role, if any, of the trading advisors in constructing or rebalancing the reference indices both at inception and on an ongoing basis.

As requested, we have revised the disclosure in the Amendment (as defined below) appearing on page 59 under the caption “The Trading Advisors – Trading Policies of Grant Park – Swap Transactions –

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U.S. Securities and Exchange Commission

April 4, 2017

Swap Transaction Documentation and Swap Transaction Risks” to provide further detail regarding the material terms of Grant Park’s two swap transactions, the indices underlying the swaps and the adjustment and/or rebalancing of the swaps.

2.

Please revise your disclosure to explain the factors you consider in determining whether to enter into advisory agreements with trading advisors versus entering into swap transactions tied to the performance of trading advisors.

As requested, we have revised the disclosure in the Amendment on page 44 under the caption “The Trading Advisors” and on page 59 under the caption “The Trading Advisors – Trading Policies of Grant Park – Swap Transactions – Swap Transaction Documentation and Swap Transaction Risks” to explain the factors the general partner considers in determining whether to enter into advisory agreements with trading advisors versus swap transactions tied to the performance of trading advisors.

3.

We note that the notional amount of your two swap transactions with Deutsche Bank AG represents more than 45% of your total assets.  Given the counterparty concentration, please revise to include disclosure about the counterparty in the prospectus, including where financial and other information about such counterparty is available currently and on an ongoing basis, or explain to us why you believe such disclosure would not be appropriate.

As requested, we have included disclosure in the Amendment on pages 81-82 under the caption “Other Brokers” to indicate where financial and other information about Deutsche Bank AG is currently and on an ongoing basis available.

Fees and Expenses, page 9
4.

We note your disclosure that incentive and consulting fees payable to Winton and H20 are embedded in the swap transactions.  Please revise your disclosure to clarify how such fees are actually paid to the trading advisors through the swap transactions.  Please also disclose whether there are any other fees, expenses, or markups embedded in the calculation of the indices.

As requested, we have revised the disclosure in the Amendment in the following captioned sections on the pages noted to clarify that the incentive and consulting fees payable to Winton and H20 are embedded in the swap transactions and the amount of such fees that are paid to Winton and H20 through the swap transactions:

•	“Summary – Fees and Expenses”, pages 9 and 10;
•	Footnotes (2) and (3) to the Breakeven Analysis tables on pages 11-17;
•	“Fees and Expenses – Fees and Expenses Paid by the General Partner – Brokerage Charge” on page 86; “– Incentive Fees” on page 87; and “– Trading Advisor Consulting Fees” on page 92.

U.S. Securities and Exchange Commission

April 4, 2017

Concurrently with the submission of this response letter we are filing Post-Effective Amendment No. 4 to the Registration Statement (the “Amendment”) to address the comments raised by the Staff and by the National Futures Association, and to make certain other updating and conforming changes.

We greatly appreciate your prompt review of and attention to Grant Park’s response and filing.  If you have any questions or require any additional information, please contact me at 312-609-7835.

Yours very truly,
/s/ Jennifer Durham King
JDK/bjp
cc:	Mr. David Kavanagh
Ms. Maureen O’Rourke